UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ChannelAdvisor Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

159179100

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 159179100	Page 2 of 25 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kodiak Venture Partners II-A, L.P.
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 1,538,483
	7	Sole dispositive power 0
	8	Shared dispositive power 1,538,483
9	Aggregate amount beneficially owned by each reporting person 1,538,483
10	Check if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row (9) 6.79%
12	Type of reporting person* PN

13G

CUSIP No. 159179100	Page 3 of 25 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kodiak Venture Partners II-B, L.P.
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 337,831
	7	Sole dispositive power 0
	8	Shared dispositive power 337,831
9	Aggregate amount beneficially owned by each reporting person 337,831
10	Check if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row (9) 1.49%
12	Type of reporting person* PN

13G

CUSIP No. 159179100	Page 4 of 25 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kodiak Ventures Management II, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 1,876,314
	7	Sole dispositive power 0
	8	Shared dispositive power 1,876,314
9	Aggregate amount beneficially owned by each reporting person 1,876,314
10	Check if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row (9) 8.28%
12	Type of reporting person* PN

13G

CUSIP No. 159179100	Page 5 of 25 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kodiak Venture Partners III, L.P.
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 297,558
	7	Sole dispositive power 0
	8	Shared dispositive power 297,558
9	Aggregate amount beneficially owned by each reporting person 297,558
10	Check if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row (9) 1.31%
12	Type of reporting person* PN

13G

CUSIP No. 159179100	Page 6 of 25 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kodiak III Entrepreneurs Fund, L.P.
2	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 7,357
	7	Sole dispositive power 0
	8	Shared dispositive power 7,357
9	Aggregate amount beneficially owned by each reporting person 7,357
10	Check if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row (9) 0.03%
12	Type of reporting person* PN

13G

CUSIP No. 159179100	Page 7 of 25 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kodiak Ventures Management III, L.P.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 304,915
	7	Sole dispositive power 0
	8	Shared dispositive power 304,915
9	Aggregate amount beneficially owned by each reporting person 304,915
10	Check if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row (9) 1.34%
12	Type of reporting person* PN

13G

CUSIP No. 159179100	Page 8 of 25 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kodiak Ventures Management Company (GP), LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 304,915
	7	Sole dispositive power 0
	8	Shared dispositive power 304,915
9	Aggregate amount beneficially owned by each reporting person 304,915
10	Check if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row (9) 1.34%
12	Type of reporting person* OO

13G

CUSIP No. 159179100	Page 9 of 25 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kodiak Ventures Management Company, Inc.
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 2,181,229
	7	Sole dispositive power 0
	8	Shared dispositive power 2,181,229
9	Aggregate amount beneficially owned by each reporting person 2,181,229
10	Check if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row (9) 9.62%
12	Type of reporting person* CO

13G

CUSIP No. 159179100	Page 10 of 25 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SKI Opportunities Fund, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 293,936
	7	Sole dispositive power 0
	8	Shared dispositive power 293,936
9	Aggregate amount beneficially owned by each reporting person 293,936
10	Check if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row (9) 1.30%
12	Type of reporting person* OO

13G

CUSIP No. 159179100	Page 11 of 25 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SKI Opportunities Fund (GP), LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 293,936
	7	Sole dispositive power 0
	8	Shared dispositive power 293,936
9	Aggregate amount beneficially owned by each reporting person 293,936
10	Check if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row (9) 1.30%
12	Type of reporting person* OO

13G

CUSIP No. 159179100	Page 12 of 25 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kodiak Ventures Management Company, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 293,936
	7	Sole dispositive power 0
	8	Shared dispositive power 293,936
9	Aggregate amount beneficially owned by each reporting person 293,936
10	Check if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row (9) 1.30%
12	Type of reporting person* OO

13G

CUSIP No. 159179100	Page 13 of 25 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David A. Furneaux
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 2,475,165
	7	Sole dispositive power 0
	8	Shared dispositive power 2,475,165
9	Aggregate amount beneficially owned by each reporting person 2,475,165
10	Check if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row (9) 10.92%
12	Type of reporting person* IN

13G

CUSIP No. 159179100	Page 14 of 25 Pages

1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Louis J. Volpe
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 2,475,165
	7	Sole dispositive power 0
	8	Shared dispositive power 2,475,165
9	Aggregate amount beneficially owned by each reporting person 2,475,165
10	Check if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row (9) 10.92%
12	Type of reporting person* IN

13G

CUSIP No. 159179100	Page 15 of 25 Pages

Item 1(a).	Name of Issuer

ChannelAdvisor Corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

2701 Aerial Center Parkway, Morrisville, NC 27560.

Item 2(a).	Name of Person Filing

Kodiak Venture Partners II-A, L.P. (“Kodiak II-A”); Kodiak Venture Partners II-B, L.P. (“Kodiak II-B”); Kodiak Ventures Management II, L.P. (“Kodiak II GP”), which is the sole general partner of each of Kodiak II-A and Kodiak II-B; Kodiak Venture Partners III, L.P. (“KVP III”); Kodiak III Entrepreneurs Fund, L.P. (“KVP III EF”); Kodiak Ventures Management III, L.P. (“Kodiak III GP”), which is the sole general partner of each of KVP III and KVP III EF; Kodiak Ventures Management Company (GP), LLC (“Kodiak III GP-GP”), which is the sole general partner of Kodiak III GP; Kodiak Ventures Management Company, Inc. (“Kodiak VMC”), which is the sole general partner of Kodiak II GP and member of Kodiak III GP-GP; SKI Opportunities Fund, LLC (“SKI”); SKI Opportunities Fund (GP), LLC (“SKI GP”), which is the manager of SKI; Kodiak Ventures Management Company, LLC (“KVMC LLC”), which is the manager of SKI GP (collectively, the “Reporting Entities” and individually, each a “Reporting Entity”); and David A. Furneaux (“Furneaux”) and Louis J. Volpe (“Volpe”) (collectively, the “Managers” and individually, each a “Manager”). The Reporting Entities and the Managers collectively are referred to as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The address and principal business office of the Reporting Persons is Kodiak Venture Partners, Wellesley Office Park, 80 William Street, Suite 260, Wellesley, MA 02481.

Item 2(c).	Citizenship

Kodiak II-A, Kodiak II-B, Kodiak II GP, KVP III, KVP III EF and Kodiak III GP are limited partnerships organized under the laws of the State of Delaware. Kodiak III GP-GP, SKI, SKI GP and KVMC LLC are limited liability companies organized under the laws of the State of Delaware. Kodiak VMC is a corporation organized under the laws of the State of Delaware. Each Manager is a U.S. citizen.

Item 2(d).	Title of Class of Securities

Common stock, par value $0.001 per share (“Common Stock”).

Item 2(e).	CUSIP Number

159179100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

Kodiak II-A is the record owner of 1,538,483 shares of Common Stock (the “Kodiak II-A Record Shares”) as of December 31, 2013. Kodiak II-B is the record owner of 337,831 shares of Common Stock (the “Kodiak II-B Record Shares”) as of December 31, 2013. Kodiak II GP, as the sole general partner of each of

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CUSIP No. 159179100	Page 16 of 25 Pages

Kodiak II-A and Kodiak II-B, may be deemed to beneficially own the Kodiak II-A Record Shares and the Kodiak II-B Record Shares. Kodiak VMC, as the sole general partner of Kodiak II GP, may be deemed to beneficially own the Kodiak II-A Record Shares and the Kodiak II-B Record Shares. As the individual managers of Kodiak VMC, each of the Managers also may be deemed to beneficially own the Kodiak II-A Record Shares and the Kodiak II-B Record Shares.

KVP III is the record owner of 297,558 shares of Common Stock (the “KVP III Record Shares”) as of December 31, 2013. KVP III EF is the record owner of 7,357 shares of Common Stock (the “KVP III EF Record Shares”) as of December 31, 2013. Kodiak III GP, as the sole general partner of each of KVP III and KVP III EF, may be deemed to beneficially own the KVP III Record Shares and the KVP III EF Record Shares. Kodiak III GP-GP, as the sole general partner of Kodiak III GP, may be deemed to beneficially own the KVP III Record Shares and the KVP III EF Record Shares. Kodiak VMC, as member of Kodiak III GP-GP, may be deemed to beneficially own the KVP III Record Shares and the KVP III EF Record Shares. As the individual managers of Kodiak VMC, each of the Managers also may be deemed to beneficially own the KVP III Record Shares and the KVP III EF Record Shares.

SKI is the record owner of 293,936 shares of Common Stock (the “SKI Record Shares”) as of December 31, 2013. SKI GP, as the manager of SKI, may be deemed to beneficially own the SKI Record Shares. KVMC LLC, as the manager of SKI GP, may be deemed to beneficially own the SKI Record Shares. As the individual managers of KVMC LLC, each of the Managers also may be deemed to beneficially own the SKI Record Shares.

By virtue of their relationship as affiliated entities, whose controlling entities have overlapping individual controlling persons, each of Kodiak II-A, Kodiak II-B, Kodiak II GP, Kodiak VMC, KVP III, KVP III EF, Kodiak III GP, Kodiak III GP-GP, SKI, SKI GP and KVMC LLC may be deemed to share the power to direct the disposition and vote of the Kodiak II-A Record Shares, Kodiak II-B Record Shares, KVP III Record Shares, KVP III EF Record Shares and SKI Record Shares.

(b)	Percent of class:

See line 11 of cover sheets. In the aggregate, the Reporting Persons beneficially own approximately 10.92% of the outstanding shares of common stock of the Issuer, based upon 22,672,635 shares of common stock outstanding as of September 30, 2013 as reported on the Issuer’s prospectus as filed with the Securities and Exchange Commission on November 6, 2013.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Line 5 of cover sheets.

(ii)	Shared power to vote or to direct the vote:

See Line 6 of cover sheets.

(iii)	Sole power to dispose or to direct the disposition:

See Line 7 of cover sheets.

(iv)	Shared power to dispose or to direct the disposition:

See Line 8 of cover sheets.

13G

CUSIP No. 159179100	Page 17 of 25 Pages

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

See Exhibit 2 for Members of each Group.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable. This Schedule 13G is not filed pursuant to Rule 13d-(b) or Rule 13d-1(c).

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

Exhibit 2 – Members of each Group.

Exhibit 3 – Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

13G

CUSIP No. 159179100	Page 18 of 25 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2014

Kodiak Venture Partners II-A, L.P.

By:	Kodiak Ventures Management II, L.P.
its General Partner

	By:	Kodiak Ventures Management Company, Inc.
its General Partner

		By:	*
			Name:	Louis J. Volpe
			Title:	Manager

Kodiak Venture Partners II-B, L.P.

By:	Kodiak Ventures Management II, L.P.
its General Partner

	By:	Kodiak Ventures Management Company, Inc.
its General Partner

		By:	*
			Name:	Louis J. Volpe
			Title:	Manager

Kodiak Ventures Management II, L.P.

By:	Kodiak Ventures Management Company, Inc.
its General Partner

	By:	*
		Name:	Louis J. Volpe
		Title:	Manager

Kodiak Ventures Management Company, Inc.

By:	*
	Name:	Louis J. Volpe
	Title:	Manager

13G

CUSIP No. 159179100	Page 19 of 25 Pages

Kodiak Venture Partners III, L.P.

By:	Kodiak Ventures Management III, L.P.
its General Partner

	By:	Kodiak Ventures Management (GP), LLC
its General Partner

	By:	Kodiak Ventures Management Company, Inc.
its Member

		By:	*
			Name:	Louis J. Volpe
			Title:	Manager

Kodiak III Entrepreneurs Fund, L.P.

By:	Kodiak Ventures Management III, L.P.
its General Partner

	By:	Kodiak Ventures Management (GP), LLC
its General Partner

	By:	Kodiak Ventures Management Company, Inc.
its Member

		By:	*
			Name:	Louis J. Volpe
			Title:	Manager

Kodiak Ventures Management III, L.P.

By:	Kodiak Ventures Management (GP), LLC
its General Partner

	By:	Kodiak Ventures Management Company, Inc.
its Member

	By:	*
		Name:	Louis J. Volpe
		Title:	Manager

Kodiak Ventures Management (GP), LLC

By:	Kodiak Ventures Management Company, Inc.
its Member

By:	*
	Name:	Louis J. Volpe
	Title:	Manager

13G

CUSIP No. 159179100	Page 20 of 25 Pages

SKI Opportunities Fund, LLC

By:	SKI Opportunities Fund (GP), LLC
its Manager

	By:	Kodiak Ventures Management Company, LLC
its Manager

		By:	*
			Name:	Louis J. Volpe
			Title:	Manager

SKI Opportunities Fund (GP), LLC

By:	Kodiak Ventures Management Company, LLC
its Manager

	By:	*
		Name:	Louis J. Volpe
		Title:	Manager

Kodiak Ventures Management Company, LLC

By:	*
	Name:	Louis J. Volpe
	Title:	Manager

*
David A. Furneaux

*
Louis J. Volpe

* By:	/s/ Louis J. Volpe
Louis J. Volpe as
Attorney-in-Fact

This Agreement was executed by Louis J. Volpe pursuant to Powers of Attorney attached hereto as Exhibit 3 and incorporated herein by reference.

13G

CUSIP No. 159179100	Page 21 of 25 Pages

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1-(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of ChannelAdvisor Corporation.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated: February 11, 2014	Kodiak Venture Partners II-A, L.P.

	By:	Kodiak Ventures Management II, L.P.
its General Partner

		By:	Kodiak Ventures Management Company, Inc.
its General Partner

			By:	*
				Name:	Louis J. Volpe
				Title:	Manager

Kodiak Venture Partners II-B, L.P.

	By:	Kodiak Ventures Management II, L.P.
its General Partner

		By:	Kodiak Ventures Management Company, Inc.
its General Partner

			By:	*
				Name:	Louis J. Volpe
				Title:	Manager

Kodiak Ventures Management II, L.P.

By:	Kodiak Ventures Management Company, Inc.
its General Partner

	By:	*
	Name:	Louis J. Volpe
	Title:	Manager

Kodiak Ventures Management Company, Inc.

By:	*
	Name:	Louis J. Volpe
	Title:	Manager

13G

CUSIP No. 159179100	Page 22 of 25 Pages

Kodiak Venture Partners III, L.P.

By:	Kodiak Ventures Management III, L.P.
its General Partner

	By:	Kodiak Ventures Management (GP), LLC
its General Partner

	By:	Kodiak Ventures Management Company, Inc.
its Member

By: *
Name: Louis J. Volpe
Title: Manager

Kodiak III Entrepreneurs Fund, L.P.

By:	Kodiak Ventures Management III, L.P.
its General Partner

	By:	Kodiak Ventures Management (GP), LLC
its General Partner

	By:	Kodiak Ventures Management Company, Inc.
its Member

By: *
Name: Louis J. Volpe
Title: Manager

Kodiak Ventures Management III, L.P.

By:	Kodiak Ventures Management (GP), LLC
its General Partner

	By:	Kodiak Ventures Management Company, Inc.
its Member

	By:	*
Name: Louis J. Volpe
Title: Manager

Kodiak Ventures Management (GP), LLC

By:	Kodiak Ventures Management Company, Inc.
its Member

By:	*
Name: Louis J. Volpe
Title: Manager

13G

CUSIP No. 159179100	Page 23 of 25 Pages

SKI Opportunities Fund, LLC

By:	SKI Opportunities Fund (GP), LLC
its Manager

	By:	Kodiak Ventures Management Company, LLC
its Manager

		By:	*
			Name:	Louis J. Volpe
			Title:	Manager

SKI Opportunities Fund (GP), LLC

By:	Kodiak Ventures Management Company, LLC
its Manager

	By:	*
		Name:	Louis J. Volpe
		Title:	Manager

Kodiak Ventures Management Company, LLC

By:	*
	Name:	Louis J. Volpe
	Title:	Manager

*
David A. Furneaux

*
Louis J. Volpe

* By:	/s/ Louis J. Volpe
Louis J. Volpe as
Attorney-in-Fact

This Agreement was executed by Louis J. Volpe pursuant to Powers of Attorney attached hereto as Exhibit 3 and incorporated herein by reference.

13G

CUSIP No. 159179100	Page 24 of 25 Pages

Exhibit 2

MEMBERS OF EACH GROUP

Group I

Kodiak Venture Partners II-A, L.P.

Kodiak Venture Partners II-B, L.P.

Group II

Kodiak Venture Partners III, L.P.

Kodiak III Entrepreneurs Fund, L.P.

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CUSIP No. 159179100	Page 25 of 25 Pages

Exhibit 3

POWERS OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Louis J. Volpe his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 11th day of February, 2014.

/s/ David A. Furneaux
David A. Furneaux